Mercedes-Benz Auto Receivables Trust 2012-1

Investor Report

Collection Period Ended   30-Sep-2015

Amounts in USD

Dates

Collection Period No.	37			
Collection Period (from... to)	1-Sep-2015	30-Sep-2015		
Determination Date	13-Oct-2015			
Record Date	14-Oct-2015			
Distribution Date	15-Oct-2015			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2015	15-Oct-2015	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2015	15-Oct-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	146,500,000.00	132,677,339.09	117,227,351.75	15,449,987.34	105.460664	0.800187
Total Note Balance	**1,546,500,000.00**	**132,677,339.09**	**117,227,351.75**	**15,449,987.34**		

Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47	
Adjusted Pool Balance	1,594,374,327.63	188,480,440.56	173,030,453.22	
Yield Supplement Overcollateralization Amount	56,491,714.15	6,107,493.96	5,525,820.37	
Pool Balance	**1,650,866,041.78**	**194,587,934.52**	**178,556,273.59**	

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.610000%	67,444.31	0.460371	15,517,431.65	105.921035
Total		**$67,444.31**		**$15,517,431.65**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	15,933,519.34	(1) Total Servicing Fee	162,156.61
Interest Collections	444,703.06	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	279.44	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	63,121.25	(3) Interest Distributable Amount Class A Notes	67,444.31
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	159.69	(6) Regular Principal Distributable Amount	15,449,987.34
Available Collections	**16,441,782.78**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**16,441,782.78**	(9) Excess Collections to Certificateholders	762,194.52
		Total Distribution	**16,441,782.78**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	162,156.61	162,156.61	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	67,444.31	67,444.31	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	67,444.31	67,444.31	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	67,444.31	67,444.31	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	15,449,987.34	15,449,987.34	0.00
Aggregate Principal Distributable Amount	15,449,987.34	15,449,987.34	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.76
minus Net Investment Earnings	32.76
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.76
Net Investment Earnings on the Collection Account	126.93
Investment Earnings for the Collection Period	159.69

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	194.587.934.52	18.819
Principal Collections	10,966,011.79	
Principal Collections attributable to Full Pay-offs	4,967,507.55	
Principal Purchase Amounts	0.00	
Principal Gross Losses	98,141.59	
Pool Balance end of Collection Period	178,556,273.59	17,988
Pool Factor	10.82%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.71%
Weighted Average Number of Remaining Payments	47.48	18.74
Weighted Average Seasoning (months)	13.98	46.84

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	176,457,453.69	17,831	98.82%
31-60 Days Delinquent	1,422,558.00	113	0.80%
61-90 Days Delinquent	533,490.49	32	0.30%
91-120 Days Delinquent	142,771.41	12	0.08%
Total	178,556,273.59	17,988	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	98,141.59
Principal Net Liquidation Proceeds	219.19
Principal Recoveries	62,445.31
Principal Net Losses	35,477.09
Cumulative Principal Net Losses	3,395,937.13
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.206%